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                                                              Exhibit 99.(a)(10)

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL COMMON SHARES (AS DEFINED BELOW). THE OFFER (AS DEFINED BELOW) IS BEING MADE SOLELY PURSUANT TO THE OFFER TO PURCHASE, DATED NOVEMBER 5, 2001, AND THE RELATED LETTER OF TRANSMITTAL (AND ANY AMENDMENTS OR SUPPLEMENTS THERETO), AND IS BEING MADE TO ALL HOLDERS OF COMMON SHARES. ROOSTER ACQUISITION CORP. (AS DEFINED BELOW) IS NOT AWARE OF ANY STATE WHERE THE MAKING OF THE OFFER IS PROHIBITED BY ANY ADMINISTRATIVE OR JUDICIAL ACTION OR PURSUANT TO ANY VALID STATE STATUTE. IF ROOSTER ACQUISITION CORP. BECOMES AWARE OF ANY VALID STATE STATUTE PROHIBITING THE MAKING OF THE OFFER OR THE ACCEPTANCE OF THE COMMON SHARES PURSUANT THERETO, ROOSTER ACQUISITION CORP. WILL MAKE A GOOD FAITH EFFORT TO COMPLY WITH SUCH STATUTE OR SEEK TO HAVE SUCH STATUTE DECLARED INAPPLICABLE TO THE OFFER. IF, AFTER SUCH GOOD FAITH EFFORT, ROOSTER ACQUISITION CORP. CANNOT COMPLY WITH SUCH STATE STATUTE, THE OFFER WILL NOT BE MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS OF COMMON SHARES IN SUCH STATE. IN ANY JURISDICTION WHERE THE SECURITIES, "BLUE SKY" OR OTHER LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER WILL BE DEEMED TO BE MADE ON BEHALF OF ROOSTER ACQUISITION CORP. BY GOLDMAN, SACHS & CO. (THE "DEALER MANAGERS"), OR ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

                     NOTICE OF OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                                      of

                            CABOT INDUSTRIAL TRUST

                                      at

                             $24.00 Net Per Share

                                      by

                           ROOSTER ACQUISITION CORP.
                           a wholly owned subsidiary

                                      of

                      CALWEST INDUSTRIAL PROPERTIES, LLC

   Rooster Acquisition Corp., a Maryland corporation ("Rooster Acquisition Corp.") and wholly owned subsidiary of CalWest Industrial Properties, LLC, a California limited liability company ("CalWest"), is offering to purchase all issued and outstanding common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 11, 1998, as amended and restated as of September 10, 1998, and as further amended on October 28, 2001, between Cabot Industrial Trust, a Maryland real estate investment trust ("Cabot"), and EquiServe Limited Partnership, as Rights Agent, of Cabot, at a purchase price of $24.00 per Common Share, net to the seller in cash (less any required withholding taxes), without interest (such amount, or any greater amount per Common Share paid pursuant to the Offer, the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Common Shares shall include the associated Rights. Shareholders of record who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, share transfer taxes, if any, on the purchase of Common Shares by Rooster Acquisition Corp. pursuant to the Offer. Shareholders who hold their Common Shares through a broker or bank should consult such institution as to whether it charges any service fees. Rooster Acquisition Corp. will pay all charges and expenses of the Dealer Managers, Computershare Trust Company of New York, which is acting as depositary (the "Depositary"), and MacKenzie Partners, Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer. Following the consummation of the Offer, Rooster Acquisition Corp. intends to effect the Merger (as defined below) as described in the Offer to Purchase and below.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME ON, TUESDAY, DECEMBER 4, 2001, UNLESS THE OFFER IS EXTENDED.

   The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer the number of Common Shares that shall constitute at least two-thirds of the then outstanding Common Shares on a fully diluted basis (including, without limitation, all Common Shares issuable upon the conversion of any convertible securities or upon the exercise or conversion of any units ("Units") of limited partnership interest in Cabot Industrial Properties L.P., a Delaware limited partnership ("Cabot LP"), options, warrants or rights) (the "Minimum Condition") and (ii) the expiration or termination prior to the expiration of the offer of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to the other conditions set forth in the Offer to Purchase. See the Introduction and Section 14 of the Offer to Purchase.

   The Board of Trustees (the "Board") of Cabot, has unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, taken together, are fair to, advisable and in the best interests of Cabot and its shareholders and has voted to approve the Merger Agreement and recommend acceptance and approval by the holders of Common Shares of the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby and that such holders tender their Common Shares in the Offer.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 28, 2001 (the "Merger Agreement"), by and among Rooster Acquisition Corp., CalWest, Cabot and Cabot LP. Pursuant to the Merger Agreement, among other things, if Rooster Acquisition Corp. acquires or otherwise owns, pursuant to the Offer or otherwise, in the aggregate that number of Common Shares as shall constitute at least two-thirds of the then outstanding Common Shares on a fully diluted basis (including, without limitation, all Common Shares issuable upon the conversion of any convertible securities or upon the exercise or conversion of any Units, options, warrants or rights), Rooster Acquisition Corp. shall merge with and into Cabot with Cabot surviving the merger (the Merger") in accordance with Maryland law. At the effective time of the Merger (the "Effective Time"), each Common Share issued and outstanding immediately prior to the Effective Time (other than Common Shares that are owned by Rooster Acquisition Corp., CalWest or any direct or indirect wholly owned subsidiary of CalWest) shall be canceled and converted automatically into the right to receive the Per Share Amount in cash, without interest. The Merger Agreement is more fully described in the Offer to Purchase.

   Contemporaneously with the execution and delivery of the Merger Agreement,
(i) certain holders of Common Shares and Units (the "Subject Holders"), Cabot, Cabot LP, Rooster Acquisition Corp. and CalWest entered into Shareholder Agreements, each dated as of October 28, 2001, pursuant to which, upon the terms and subject to the conditions set forth therein, among other things, each Subject Holder has agreed that such Holder will tender all of his, her or its Common Shares, including Common Shares obtained upon conversion of their respective Units, pursuant to the Offer (or, in some instances, sell Units to CalWest), and (ii) certain holders of Units (the "Unitholders"), Cabot, Cabot LP, Rooster Acquisition Corp. and CalWest entered into Unitholder Agreements, each dated as of October 28, 2001, pursuant to which, upon the terms and subject to the conditions set forth therein, among other things, each Unitholder has agreed that such Unitholder will convert his, her or its

Units into Common Shares and tender all of such Common Shares obtained upon conversion of respective Units pursuant to the Offer. As a result, the Subject Holders and Unitholders are obligated to tender Common Shares constituting approximately 7.5% of the outstanding Common Shares on a fully diluted basis (including, without limitation, all Common Shares issuable upon the conversion of any convertible securities or upon the exercise or conversion of any Units, options, warrants, or rights).

   For purposes of the Offer, Rooster Acquisition Corp. will be deemed to have accepted for payment, and thereby purchased, Common Shares validly tendered to Rooster Acquisition Corp. and not properly withdrawn if, as and when Rooster Acquisition Corp. gives oral or written notice to the Depositary, of its acceptance of such Common Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Common Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Common Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Rooster Acquisition Corp. and transmitting payment to validly tendering shareholders. UNDER NO CIRCUMSTANCES WILL ROOSTER ACQUISITION CORP. PAY INTEREST ON THE PURCHASE PRICE FOR COMMON SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. In all cases, Rooster Acquisition Corp. will pay for Common Shares only after timely receipt by the Depositary of (i) certificates representing such Common Shares ("Share Certificates") or timely confirmation of the book-entry transfer of such Common Shares into the Depositary's account at the Book Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in
Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer of such Common Shares, and (iii) any other documents required by the Letter of Transmittal.

   If any shareholder wants to tender Common Shares in the Offer and the Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date (as defined below) or the procedures for book-entry transfer cannot be completed on time, such shareholder may tender such Common Shares by following the procedures for guaranteed delivery set forth in Section 3 in the Offer to Purchase.

   Pursuant to the Merger Agreement, Rooster Acquisition Corp. has agreed that it shall not, and CalWest has agreed that it shall cause Rooster Acquisition Corp. not to, among other things, extend the Offer if all of the conditions set forth in the Merger Agreement are satisfied, except that, without the consent of Cabot or the Board, Rooster Acquisition Corp. may (i) from time to time extend the Offer, if at the scheduled Expiration Date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer or (iii) extend the Offer up to five (5) Business Days (as defined below) beyond the initial Expiration Date or the latest expiration date that would otherwise be permitted under clauses (i) and (ii) above, if, on such expiration date, the Common Shares validly tendered pursuant to the Offer and not withdrawn are sufficient to satisfy the Minimum Condition but, together with all other shares owned by Rooster Acquisition Corp., are entitled to cast less than 90% of the votes entitled to be cast on the Merger. So long as the Merger Agreement is in effect, the Offer has been commenced and the conditions to the Offer set forth in the Merger Agreement have not been satisfied or waived, Rooster Acquisition Corp. shall cause the Offer not to expire, subject, however, to CalWest's right of termination under the Merger Agreement; provided, however, that Rooster Acquisition Corp. shall not be required to extend the Offer any time beyond (i) December 28, 2001, if the Minimum Condition is not satisfied on December 28, 2001, or any date thereafter, at CalWest's option, if the Minimum Condition continues to be unsatisfied on such date, or (ii) the date that is 120 days from the date of the Merger Agreement. Notwithstanding the foregoing, in the event that CalWest's lender fails to fund the bridge loan commitment provided by such lender as the result of certain conditions set forth in such commitment (including that none of the following events or conditions have occurred: (i) no suspension or material limitation in trading in securities generally on the New York Stock Exchange; (ii) no general moratorium on commercial banking activities declared by either

Federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States;
(iii) no outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis and (iv) no change in national or international financial, political or economic conditions, if such lender, in its sole discretion, determines that the effect of any such event specified in clause (iii) or (iv) would materially impair the value of CalWest's collateral or the value of the Loan), then Rooster Acquisition Corp. is required to extend the Offer until such time (but in no event longer than thirty (30) Business Days after the date on which Rooster Acquisition Corp. first invokes such condition as a reason for not consummating the Offer) as CalWest's lender funds the bridge loan commitment; provided, further, that during such thirty (30) Business Day period, Rooster Acquisition Corp. shall use commercially reasonable efforts, subject to any contractual restrictions binding upon Rooster Acquisition Corp. or CalWest pursuant to the commitment by CalWest's lender, to obtain financing for the Offer and the Merger on terms substantially similar and at least as favorable as the terms of such commitment. Rooster Acquisition Corp., pursuant to such extensions, may thereby delay acceptance for payment of and payment for any Common Shares, by giving oral or written notice of such extension to the Depositary. Any of the extensions described above will be followed as promptly as practicable by public announcement thereof, and such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Common Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Common Shares. Rooster Acquisition Corp. may, in addition, provide a "subsequent offer period" (as contemplated by Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of not less than three (3) Business Days following its acceptance for payment of Common Shares in the Offer. The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, December 4, 2001, unless and until Rooster Acquisition Corp., subject to the terms of the Merger Agreement, shall have further extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the time and date at which the Offer, as so extended by Rooster Acquisition Corp., shall expire. The term "Business Day" shall mean any day other than Saturday, Sunday or a day on which banking institutions in New York, NY are authorized or obligated by law or executive order to be closed.

   Tenders of Common Shares made pursuant to the Offer are irrevocable, except that Common Shares tendered pursuant to the Offer may be withdrawn at any time on or before the Expiration Date (or the latest time and date at which the Offer, if extended by Rooster Acquisition Corp., shall expire). If, for any reason, acceptance for payment of any Common Shares tendered in the Offer is delayed, or Rooster Acquisition Corp. is unable to accept for payment or pay for Common Shares tendered in the Offer, then, without prejudice to the tendering holder's rights, the Depositary may, nevertheless, on behalf of Rooster Acquisition Corp., retain such tendered Common Shares, and the tendering holder of such Common Shares may not withdraw such Common Shares except to the extent such tendering holder is entitled to and duly exercises withdrawal rights as described in Section 4 of the Offer to Purchase. Any such delay will be by an extension of the Offer to the extent required by law. In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn, and (if Share Certificates have been tendered) the name of the registered holder of the Common Shares as set forth in the Share Certificate, if different from that of the person who tendered such Common Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share Certificates, unless the Common Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the tendering shareholder must submit the serial numbers shown on the particular Share Certificates evidencing the Common Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal. If Common Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the Book Entry Transfer Facility to be credited with the withdrawn Common Shares and otherwise comply with the Book Entry Transfer Facility's procedures, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in this paragraph.

Withdrawals of Common Shares may not be rescinded. Any Common Shares properly withdrawn will be considered not validly tendered for purposes of the Offer, but may be tendered again at any time before the Expiration Date by following any of the procedures described in Section 3 of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Rooster Acquisition Corp., in its sole discretion, which determination shall be final and binding. None of Rooster Acquisition Corp., nor any of its affiliates or assigns, the Dealer Managers, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

   The Offer does not constitute a solicitation of proxies for any meeting of the shareholders of Cabot. Any such solicitation will be made only pursuant to separate proxy materials pursuant to the requirements of Section 14 (a) of the Exchange Act.

   The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

   Cabot has provided Rooster Acquisition Corp. with Cabot's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Common Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Common Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Common Shares.

   The Offer to Purchase, the related Letter of Transmittal and Cabot's solicitation/recommendation statement on Schedule 14d-9 (which includes the recommendation of the Board and the reasons therefor) contain important information which should be read carefully before any decision is made with respect to the Offer.

   Questions and requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Dealer Managers or the Information Agent at their respective telephone numbers and addresses listed below and copies will be furnished at the expense of Rooter Acquisition Corp. Rooster Acquisition Corp. will not pay any fees or commissions to any broker, dealer or other person other than the Dealer Managers or the Information Agent for soliciting tenders of Common Shares pursuant to the Offer.

                    The Information Agent for the Offer is:


                      [LOGO] MacKenzie Partners, Inc. Logo
                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                      or
                         Call Toll-Free (800) 322-2885
                      Email: proxy@mackenziepartners.com

                    The Dealer Managers for the Offer are:

                             GOLDMAN, SACHS & CO.
                                85 Broad Street
                           New York, New York 10004
                         Call Collect: (212) 902-1000
                                      or
                         Call Toll-Free: (800)323-5678

November 5, 2001